Prime Resource, Inc.

Capitalization Table Pre-Merger

Schedule 5.2(b)(i)

Total Common	% of Total Common	Warrants or Other Stock Rights
Common Shares [1]
1. Principals (Messrs. Terry Deru, Andrew Limpert and Scott Deru) 2. Public Shareholders Totals:	1,209,533 244,557 1,454,090	83% 17% 100%	0 0 0%
Preferred Shares [2]
1. Principals 2. Public Shareholders Totals:	1,209,533 244,557 1,454,090	83% 17% 100%	0 0 0%

Footnotes

1 Principals include trust or business entities under legal control or direction of named principals, as well as immediate family members.

2 The preferred shares have not been formally created or issued as of the Merger Agreement date, but will be authorized and created prior to the Effective Time and as a condition to closing.  Of the preferred to be created, 1,454,094 will be designated as “Series A” and issued prior to the Effective Time, pro rata to the holders of common stock of Parent.  The sole right of Series A Preferred will be a right to exchange such share(s) for a proportionate interest in the Parent’s right, title and interest in common stock and other securities of LightSpace Corporation, a StateplaceDelaware corporation, owned by the Parent at the time of the designation of the Series A Preferred.